SE 20004584

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young & Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 4th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Young 212-682-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 24 2020 Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Peter Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young & Partners LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
in the county of NY, State of New York,
this 10 day of Feb 20 20

Notary's official signature
01/02/2023
Commission Expiration
Notary Public

Signature

CEO and President
Title

NOREEN WALSH
Notary Public - State of New York
NO. 01WA6053006
Qualified in Queens County
My Commission Expires Jan 2, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

YOUNG & PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managing Member
Young & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Young & Partners LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Young & Partners LLC's management. Our responsibility is to express an opinion on Young & Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Young & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Young & Partners LLC's auditor since 2006.
New York, New York
February 7, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

YOUNG & PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	560,648
Accounts receivable		60
Prepaid expenses and deposits		27,064
Marketable securities, at fair value		96,390
Fixed assets, net of accumulated depreciation of $246,602		4,395
TOTAL ASSETS	$	688,557

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	11,048
Total liabilities		11,048
Members' equity		677,509
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	688,557

NOTE 1. ORGANIZATION

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statement has been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America (US GAAP").

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue as earned based on when performance obligations are met. Advisory fees are earned for providing general customer-related advice outside the private placement process. These fees are generally fixed in nature, being earned as performance obligations are completed. Placement fees are earned on investment banking services provided by the Company. The Company records placement fees at the point in time when services for the transactions are completed under the terms of each engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense is $1,504 as of December 31, 2019.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware.

The Company is an unincorporated entity and is classified and treated as a partnership for federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expenses as reported for income tax purposes. No provision for federal or state income taxes has been made since the Company is not subject to income tax. No provision for local income tax was made for the New York City Unincorporated Business Tax because none was owed.

The Company utilizes an asset and liability approach to financial accounting and reporting for income tax benefits and deferred liabilities at the local level. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has New York City net operating loss carryforwards of approximately $1,158,840 which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Year Ending December 31:	Amount
2033	$ 517,259
2034	170,035
2035	418,425
2036	53,121
Total	$ 1,158,840

The unrealized loss and net operating loss carryforwards give rise to a deferred tax asset of approximately $46,353. The Company has determined that a valuation allowance against such deferred tax asset is necessary.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company's net capital was $549,600 which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.01% at December 31, 2019.

NOTE 4. COMMITMENTS

The Company leases its office premises under a renewable, one year rental agreement that ends on December 31 each year if renewed. Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases the transparency by requiring the recognition of the right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease, have not significantly changed from previous US GAAP requirements.

The FASB also issued ASU No. 2018-10, Codification Improvements to Topic 842 and ASU No. 2018-11, Leases: Targeted Improvements in July 2018. These updates provide narrow amendments to clarify how to apply certain aspects of the new leases standard and options regarding transition. This option will not require prior periods to be restated at the adoption date.

The Company has elected to apply the practical expedient for short-term leases with a term of one year or less. The short-term lease cost associated with the lease is $86,640, which is included in the "Office rent" line item in the statement of operations.

NOTE 5. SIGNIFICANT AREAS OF BUSINESS

During 2019, the Company earned a significant quantity of its fees from customers in the chemical and life sciences industries.

NOTE 6. SIGNIFICANT CUSTOMERS

Fee income from two customers accounted for 97% of fee revenues in 2019.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

At December 31, 2019, the Company's securities owned were categorized in Level 1 of the fair value hierarchy, as follows:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Marketable securities, at fair value	$96,390	$ -	$ -	$96,390	(a)

There were no transfers between any level during the year.